September 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anthony Watson

Re:	Six Flags Entertainment Corp

Form 10-K for the Fiscal Year Ended January 2, 2022

Filed February 24, 2022

Form 8-K Filed February 24, 2022

File No. 001-13703

Dear Mr. Watson:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated August 19, 2022. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.

Form 10-K for Fiscal Year Ended January 2, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

1.	We note you disclose per capita metrics here and in your press releases on Form 8-K. For each metric, please revise your disclosures to include or clarify the following information:
●	How it is calculated, including any estimates or assumptions underlying the metric or its calculation;
●	The reasons why the metric provides useful information to investors; and
●	How management uses the metric in managing or monitoring the performance of the business.

Refer to SEC Release No. 33-10751.

Response

In Item 7 of Form 10-K and in our press releases on Form 8-K, we disclose certain per capita metrics that we use to measure the performance of our business on a per guest basis. We use these metrics to measure performance, manage operations and make strategic decisions and in reference to SEC Release No. 33-10751, the inclusion of these metrics enables investors to see our company “through the eyes of management”. We acknowledge the Staff’s comment and in future filings we intend to provide the following disclosure within Item 7 of Form 10-K, Item 2 of Form 10-Q and in our press releases on Form 8-K to address the Staff’s comments as follows:

“We use certain per capita metrics that are non-GAAP measures to measure the performance of our business on a per guest basis and believe that these metrics provide relevant and useful information for investors because they assist in comparing our operating performance on a consistent basis, make it easier to compare our results with those of other companies in our industry and allows investors to review performance in the same manner as our management.

●	Total guest spending per capita is the total revenue generated from our guests, on a per guest basis, through admissions and in-park spending. Total guest spending per capita is calculated by dividing the sum of Park admissions revenue and Park food, merchandise and other revenue by total attendance.
●	Admissions revenue per capita is the total revenue generated from our guests, on a per guest basis, to enter our parks. Admissions revenue per capita is calculated by dividing Park admissions revenue by total attendance.
●	Non-admissions revenue per capita is the total revenue generated from our guests, on a per guest basis, on items sold within our parks, such as food, games and merchandise. Non-admission revenue per capita is calculated by dividing Park food, merchandise and other revenue by total attendance.”

Form 8-K Filed February 24, 2022

Exhibit 99.1, page 1

2.	We note that you have titled some measures as pro forma allocation of admissions spending to in-park spending. Please tell us if the measures are presented based on the guidance in Article 11 of Regulation S- X. If not, please revise your presentation to more clearly state what the amounts represent and eliminate the use of the description as "pro forma."

Response

On page 1 of Exhibit 99.1 to Form 8-K filed February 24, 2022, we disclosed certain measures as pro forma allocation of admissions spending to in-park spending. Additionally, in footnote 2 within Exhibit 99.1, we clarified that these measures represented a reallocation of revenue between Park admissions revenue and Park food, merchandise and other revenue due to incremental offerings included in certain of our membership products that resulted in a reduction in reported admissions spending per capita and an increase in reported non-admissions spending per capita. These amounts are not presented based on the guidance in Article 11 of Regulation S-X. We acknowledge the Staff’s comment and in future filings will eliminate the use of the “pro forma” description and will instead describe these measures as “reallocated admissions spending and in-park spending.”

Form 8-K Filed February 24, 2022

Exhibit 99.1, page 1

3.	Please revise your disclosure to clearly indicate Net debt as a non-GAAP financial measure and include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response

We acknowledge the Staff’s comment and in future filings will eliminate the use of “Net debt” as a financial measure.

We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (817) 233-1163.

Sincerely,

/s/ Gary Mick

Gary Mick

Chief Financial Officer

cc:	Selim Bassoul, Chief Executive Officer, Six Flags Entertainment Corporation

Aimee Williams-Ramey, Chief Legal Officer, Six Flags Entertainment Corporation

Joshua Korff, Kirkland & Ellis